Mail Stop 3561

September 18, 2007

Henry Ender, President
Henya Food Corp.
26 Kendall St.
New Haven, Connecticut 06512

      Re: Henya Food Corp.
             Amendment No. 2 to Registration Statement on Form SB-2
             Filed August 20, 2007
             File No. 333-142658

Dear Mr. Ender:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Summary Information, page 1

1. In the second paragraph you state that you <u>intend</u> to enter into broker agreements with food processors and food distributors. In the third paragraph you state you <u>have</u> entered into broker agreements with food processors to represent their businesses in the global food market, and with food distributors to procure new products for their exclusive distribution in specific markets. These statements appear inconsistent. Please revise here and throughout your document to more clearly distinguish your current status and activities from your future plans. This comment also applies to your statements in the second and third paragraphs relating to revenues; you should consistently state that you have received no revenues from operations and have received commissions only from related parties.

2. In addition, reference to the "global" food market is inappropriate for a company in your early stage of development. Please delete here and elsewhere, such as the last paragraph on page 12.

3. We note your response to comment 1 in our letter of July 27, 2007. Please correct typographical and grammatical errors in the third, fifth and sixth sentences of the third paragraph.

4. We note your response to comment 3 in our letter of July 27, 2007. However you have not deleted "management team" in the last paragraph on page 12 or references to "officers and directors" under Certain Relationships and Related Transactions on page 18, Statements of Operations (Unaudited) and Note 5. Please revise.

Description of Business, page 11

5. We note the following statements in paragraphs two, three and four, respectively:

    *   "Once a product is listed, Henya as a broker <u>will</u> also schedule promotions."
    *   "As well as representing products to buyers (selling), Henya offer a number of other services. These <u>may include</u> merchandising (planning promotions, and keeping product on the shelf) computerized ordering and data collection services."
    *   "Henya <u>will</u> make sure the product is on the shelf, adjust shelf space, handle complaints, pull damaged product, rush through an unplanned order, handle any special promotions or displays, and monitor competitor activity. Henya <u>will</u> also handle any problem situations for clients."

    As we emphasize above, you state that Henya "will" or "may" perform these services. Please clarify if Henya currently provides these services or intends to do so in the future, or both. If Henya currently provides these services, please describe them with more specificity and indicate who performs them. We note that you have no employees, however, you have entered into certain broker agreements but it does not appear that you have discussed the services you have provided to date under these agreements, if any.

6. We also note you repeat this disclosure on page 12. Please generally review your document to eliminate duplicative disclosure.

7. You indicate you represent products to a variety of prospective buyers. Please describe the products you represent and the arrangements you have for selling them.

8. Please explain whether the manufacturers of the products you represent are the "Principals" you refer to. Your reference to simply to "companies" does not provide enough information about what these companies do.

9. Generally describe the terms of the brokers agreements you have with Foodfest International 2000 Inc. (Concord, Ontario), Coastal Labels (Vancouver, British Columbia), Bandana Bandito (Antioch, Illinois) and Golding Farm Foods

(Winston-Salem, North Carolina). We note you have indicated the terms of your agreements are 5 consecutive one year terms.

10. We note your response to comment 11 in our letter of July 27, 2007. It does not appear you have specifically addressed our comment. Specifically, your indication that Mr. Ender has established working relationships with key managers and representatives of supermarket chains, foodservice establishments, distributors, manufacturers and processors does not explain how such relationships will assist Henya. Specifically, please explain how distributors and major supermarkets are "instrumental in helping exporters to introduce new products."

Certain Relationships and Related Transactions, page 18

11. We note your response to comment 16 of our letter of July 27, 2007. You have revised this discussion but it does not state that all of your commissions received to date have been received from related parties, as you indicate in your response. Please revise to state this and quantify the amounts you refer to in this discussion.

Employment Agreements, page 20

12. Notwithstanding your response to comment 20 in our letter of July 27, 2007, it does not appear you have filed the internal memorandum referred to, although you do refer to it as Exhibit 3.3. Please advise or revise.

Financial Statements

13. Please update this discussion, as well as your Plan of Operations, to include your unaudited financial information for the period ended July 30, 2007.

***

       You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Michael Moran Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

       Sincerely,

       H. Christopher Owings
       Assistant Director

cc: Gregg E. Jaclin, Esq.
       Anslow & Jaclin, LLP
       Facsimile No.: (732) 577-1188